LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409
www.linuxgoldcorp.com

Linux Gold Corp.: OTC BB: LNXGF

N E W S         R E L E A S E

LINUX GOLD PROGRESS REPORT ON GRANITE MOUNTAIN PROJECT, ALASKA

For Immediate Release: September 28, 2005, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB). During August of 2005, Linux Gold Corp. conducted geologic mapping and geochemical sampling of their newly acquired mineral properties near Granite Mountain on the Seward Peninsula of western Alaska. Phase I orientation and reconnaissance exploration consisted of mapping rock contacts and units and collecting rock, soil, stream sediment and pan concentrate samples during ridge and stream traverses. This work has confirmed and added more detail to previous mapping and sampling performed by the U.S. Geological Survey.

Jeff Keener, Geologist in charge of the Granite Mountain project, reports that pan concentrates collected in small streams draining the eastern contact of the Quartz Creek pluton frequently contained grains of visible gold. A detailed soil grid was placed on conspicuous gossan (oxidized and leached sulfide-bearing rocks) exposed in the meta-volcanic rocks near the eastern contact. This gossan trend was traced at the surface for a distance of over 2 miles and is prospective for high-grade “cordilleran vein” deposits that occur near the contacts with porphyry deposits. This type of ore deposit can yield bonanza grade precious and base metals, for example, Butte, Montana. Results of the 2005 reconnaissance sampling are still pending completion by the analytical laboratory, however, preliminary fire assays for some of the samples yield gold up to 1.0 g/t in stream concentrates, 0.25 g/t in rock samples, and 0.25 g/t in soil samples. Significant concentrations of other metals include silver (6.3 g/t), arsenic (2,278 ppm), lead (>10,000 ppm), zinc (>10,000 ppm), copper (1,635 ppm), and uranium (146 ppm) in rocks, soils, and stream concentrations. These are very encouraging values and indicate that gold-bearing deposits lie below the surface. Results of many more samples will be completed soon and reported when received by the Company.

Mr. Keener states, “The close spatial association of mineralization and intrusive granitic rocks warrants more detailed mapping and sampling of the contacts between the granitic rocks and the volcanic greenstone, as well as the phases and alteration of the granitic rocks. Preliminary drill targets for further exploration during the 2006 field season have been tentatively located on the oxidized volcanic rocks and the altered quartz monzonite of the Kiwalik block, as well as on the mineralized zone in the granitic rocks near the head of the Peace River. Final determination of drill targets pend results of geochemical sampling conducted during the 2005 field season and an airborne geophysical survey proposed for the Spring of 2006.”

Phase II mineral exploration during 2006 is recommended to consist of an airborne geophysical survey, additional geological mapping and geochemical sampling, and drilling two- 1,000 ft and four- 500 ft (total 4,000 ft) diamond drill holes.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson Contact: John Robertson
President Tel. 800-665-4616

Contact: Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.